Exhibit 99.1

MEDIA RELEASE

August 5, 2022

Algoma Steel Tables Revised Best and Final Offer in Collective Agreement Negotiations with USW Local 2251

USW Local 2251 Refuses to Take it to a Vote

SAULT STE. MARIE, Ontario, Aug. 05, 2022 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”) announced today that the Company has submitted a revised best and final Collective Bargaining Agreement (“CBA”) offer to the Negotiating Committee of United Steelworkers Local Union 2251 (“2251”), the union representing Algoma’s hourly employees.

Algoma has again received notice that the 2251 Negotiating Committee has refused the offer and is unwilling to bring the offer to employees for a vote.

Algoma believes its offer to 2251 provides a highly competitive compensation package that is superior to many of the Company’s peers in the industry and includes numerous health and wellness benefit enhancements and protections offered by the Company in an effort to reach an agreement.

Algoma’s revised and improved best and final offer contains improvements to the CBA including:

•	Wage and cost of living increases totaling approximately 15.2% over 4 years, including the most recent COLA wage increase, plus increased afternoon, night, and Sunday shift premiums

•	Signing bonus of $6,000 for established employees ($1,000 for non-established employees) upon ratification

•	Increases to employee benefits that include:

•	Increase in the Company’s contributions to the Defined Contribution pension by a total of $1.00 per hour over 4 years

•	Increase in major medical benefits, including lifetime maximum and visit allotments

•	Increase in vision care

•	Increase in dental benefits, including improvements to lifetime maximum for orthodontics and crown coverage

•	Increase in short-term and long-term disability reduced earnings caps

•	Increase in meal and boot allowances

•	Increase in retiree health benefits, including increased lifetime maximum, coverage for glucose monitoring systems, and more for hearing aids and eyeglasses

Algoma President and Chief Executive Officer Michael Garcia commented, “We have worked tirelessly over the last several weeks to come up with a monetary proposal that is seen by both the Company and the Union bargaining committee as fair, competitive, and affordable through all points of the steel cycle. We accomplished this with USW Local 2724, whose bargaining committee and membership approved largely the same offer we have presented to Local 2251. We will continue our efforts to find a way forward that avoids a business interruption.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the anticipated impact of the 2251 Negotiating Committee’s refusal to submit Algoma’s best and final offer to its members, the potential material impact any outage will have to earnings and our ability to maintain contracted sales, with the risk customers may source their product from competitor suppliers, and Algoma’s transition to electric arc steelmaking, its future as a leading producer of green steel, and Algoma’s expected enhanced long-term profitability, cost-cutting initiatives, modernization of its plate mill facilities, transformation journey, investment in its people, processes, optimization and modernization, and growing capability and courage to meet the industry’s challenges. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

For more information contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: 705.206.1022

E-mail: brenda.stenta@algoma.com